WESTMORELAND COAL COMPANY

2nd Floor, 2 North Cascade Avenue, Colorado Springs, CO 80903
Phone: (719) 442-2600 • Fax: (719) 448-8098

April 29, 2010

Mr. H. Roger Schwall
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

RE:	WESTMORELAND COAL COMPANY Post-Effective Amendment No. 1 to Registration Statement on Form S-1 Filed March 22, 2010 File No. 333-158577

Dear Mr. Schwall:

Set forth below are the responses of Westmoreland Coal Company (the “Company”) to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), which were set forth in your letter dated April 16, 2010, regarding the Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (the “PEA”). The Staff’s comments, indicated in bold, are followed by the Company’s responses.

1.	Please update your financial statements as required by Rule 3-12 of Regulation S-X.

As discussed with the Staff, the Company’s financial statements, as included in the PEA, are up-to-date in accordance with Rule 3-12 of Regulation S-X. The Company is aware of the financial statement age requirements in Rule 3-12 of Regulation S-X and it undertakes to update the PEA should the financial statements become stale prior to effectiveness of the PEA.

2.
We note the increase in the warrant and the number of shares issuable upon exercise of the warrant to 173,228 shares, versus the 172,775 shares registered under the Form S-1. Please note that you cannot increase the number of shares registered via a post-effective amendment. To increase the number of shares, a new registration statement must be filed. Please advise.

As indicated on the original Form S-1, the Company registered pursuant to Rule 416 of the Securities Act of 1933 such additional number of shares of common stock, of a currently undeterminable amount, as may from time-to-time become issuable by reason of stock splits, stock dividends and certain other provisions to prevent dilution. While the PEA notes the increase in the number of shares issuable upon the exercise of the warrant to 173,228 shares, such shares were registered on the original Form S-1 pursuant to Rule 416 as such shares become issuable to the warrant holder pursuant to the anti-dilutive provisions of the warrant.

As described under the heading “DESCRIPTION OF WARRANT TO PURCHASE COMMON STOCK” in the PEA, the warrant contains a number of anti-dilutive provisions that protect the warrant from the dilutive effects of certain events, including an adjustment in the number of shares into which the warrant may be exercised in the event the Company issues additional shares of common stock, including the issuance of options or convertible securities, having an exercise or conversion price less than the greater of (A) the warrant exercise price in effect at the time or (B) the fair market value in effect immediately prior to such issuance. As further noted in the PEA under the same heading, due to the dilutive effect of the issuance in March 2008 of the 9% senior secured convertible promissory notes and the subsequent payment of interest in kind on such convertible promissory notes on March 31, June 30 and December 31, 2008 and in each quarter in 2009, the warrant was further adjusted to increase the number of shares purchasable upon exercise to 173,228 as of December 31, 2009.

To clarify that the additional shares are issuable upon exercise of the warrant due to the anti-dilution provisions of the warrant, we intend to file a pre-effective amendment to the PEA, which contains clarifying language that will appear as follows, with such language indicated in red.

Original Issuance and Amendment of the Warrant

We entered into a $30 million bridge loan on June 29, 2006 with SOF Investments, L.P. (“SOF”) whereby we issued a note (the “SOF Note”) and agreed that if the loan was not repaid by June 29, 2007 we would issue a warrant with specified terms. When the loan was not repaid by June 29, 2007, a warrant was issued on such date exercisable for 150,000 shares of our common stock at an exercise price of $31.45 per share. At such time, we agreed to register the warrant and the underlying shares prior to September 27, 2007. In October 2007 (but effective as of August 20, 2007), in consideration for SOF’s consent for the sale of our power operations and maintenance businesses, we cancelled the warrant issued in June 2007 and issued SOF a new warrant to purchase 150,000 shares of our common stock at an exercise price of $25.00 per share. Our failure to register the resale of the warrant and shares underlying the warrant by May 26, 2008 caused an adjustment to the warrant increasing the shares purchasable upon exercise to 165,000 and decreasing the exercise price to $20.00 per share. The warrant provided certain monetary penalties if the warrant and shares purchasable upon exercise were not registered by February 20, 2009, equal to a percentage of the principal amount of the SOF Note outstanding on August 20, 2008. Since the SOF Note was repaid in March 2008, such monetary penalties are not applicable. Due to the dilutive effect of the issuance in March 2008 of the 9% senior secured convertible promissory notes to Tontine Partners, L.P. and Tontine Capital Partners, L.P. and the subsequent payment of interest in kind on March 31, June 30 and December 31, 2008 and in each quarter in 2009, the warrant was further adjusted to increase the number of shares purchasable upon exercise to 173,228 and reduce the exercise price to $19.05 per share as of December 31, 2009. The exercise price and number of shares purchasable upon exercise of the warrant are subject to the further adjustments described below under the heading “—Adjustments to the Warrant.” The incremental shares issuable pursuant to these anti-dilution adjustments, and any additional shares that become issuable due to the anti-dilution adjustments described below, are registered under the Securities Act on the registration statement of which this prospectus is a part pursuant to Rule 416.

3.
We note the inclusion of the Item 512(i) undertakings which relate to filings pursuant to Rule 430A-Prospectus in a Registration Statement at the Time of Effectiveness. As you appear to rely on Rule 430B-Prospectus in a Registration Statement after Effective Date for this post-effective amendment, please revise your undertakings accordingly.

As discussed with the Staff, the Company has included the proper undertakings in the PEA.

* * * * * *

Should you require further clarification of any of the issues raised in this letter, please contact Jennifer S. Grafton at (719) 448-5819. The Company respectfully requests that the Staff let us know at their earliest convenience if we can be of any further assistance.

Sincerely,

/s/ Jennifer S. Grafton

Jennifer S. Grafton
Associate General Counsel